EXHIBIT 99.2

The share exchange described in this notice involves the securities of foreign companies. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial information included in this document have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country and all of its officers and directors are residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the transaction described below, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only. While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original. Such Japanese-language original shall be the controlling document for all purposes.

[Translation]

Securities Code: 6709

June 8, 2021

Dear Shareholders,

MEISEI ELECTRIC CO., LTD.

Masataka Ikeyama, President and CEO

2223 Naganumamachi, Isesaki-shi, Gunma

NOTICE OF CONVOCATION

OF THE 108TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

We at MEISEI ELECTRIC CO., LTD. (the “Company”) sincerely appreciate your continued support to us.

The Company is pleased to inform you that its 108th Ordinary General Meeting of Shareholders will be held as described below.

Amid the COVID-19 pandemic that does not seem to end any time soon, the Company will hold this fiscal year’s general meeting of shareholders by taking all possible measures against COVID-19 in order to prevent infection and spread of the virus, with first priority being given to the safety of shareholders.

We ask our shareholders to refrain from coming to the venue of the general meeting of shareholders to the extent possible, and to exercise your voting rights in advance, either in writing or online.

Please take a time to read the Reference Material for the Shareholders Meeting below, and exercise your voting rights no later than 5:30 p.m. on Tuesday June 22, 2021, in accordance with the information provided below.

Best regards,

1.	Date and Time:	10:00 a.m. on Wednesday June 23, 2021 (reception opens at 9:00 a.m.)

2.	Place:	1F Hall, Main Building, Isesaki Shimin Plaza 220-13 Tomizukacho, Isesaki-shi, Gunma To prevent infection and spread of COVID-19, the general meeting of shareholders will be held in Isesaki-shi, Gunma, where the Company’s registered office is located, as was the case with last year. To avoid mistake, please make sure to see the access map to the venue attached at the end of this notice.

3.	Purposes

	Matters to be reported:	Report on the business report and the financial statements for the 108th fiscal year (from April 1, 2020 to March 31, 2021).

Matters to be resolved:

Agenda Item No. 1 Approval of a share exchange agreement between the Company and IHI Corporation

Agenda Item No. 2 Appropriation of Surplus

Agenda Item No. 3 Election of six (6) directors

Agenda Item No. 4 Election of two (2) auditors

4.	How to Exercise Voting Rights in Writing or Online

(1)	If you are exercising your voting rights in writing:

Please indicate your approvals or disapprovals on the Voting Rights Exercise Form enclosed and return the completed form, which must be received by the Company no later than 5:30 p.m. on Tuesday June 22, 2021.

(2)	If you are exercising your voting rights online:

If you are exercising your voting rights online, please read the Information on Online Exercise of Voting Rights provided below (on page 4), and exercise your voting rights no later than 5:30 p.m. on Tuesday June 22, 2021.

(3)

Should you happen to exercise your voting rights both in writing and online, the online exercise will be treated as a valid exercise of your voting rights. Should you happen to exercise your voting rights online more than once, the last exercise will be treated as a valid exercise of your voting rights.

End

1.	Upon arrival on the day, please hand in the Voting Rights Exercise Form enclosed at the reception of the venue.

2.

If your voting rights are exercised through a proxy, your proxy is requested to hand in a letter of proxy or any other document certifying the proxy’s authority to represent you, as well as the Voting Rights Exercise Form completed in the proxy’s name (a proxy must be another shareholder of the Company eligible to vote at this general meeting as per the provisions of the Company’s Articles of Incorporation).

3.

Of the documents required to be provided by the Company, the following documents are published on the Company’s website (https://www.meisei.co.jp/ir/) pursuant to the provisions of applicable law and Article 17 of the Company’s Articles of Incorporation, instead of being provided in the documents attached to this notice of convocation of the general meeting of shareholders:

(i)	Of the Company’s financial statements, the balance sheet, profit and loss statement, statement of changes in net assets, and notes to non-consolidated financial statements.

(ii)	Of the Company’s audit reports, the accounting auditor’s audit report and the Supervisory Board’s audit report on the financial statements.

(iii)

Of the documents referred to under “Agenda Item No. 1: Approval of a share exchange agreement between the Company and IHI Corporation” in the Reference Material for the Shareholders Meeting, the Articles of Incorporation of IHI Corporation and the details of IHI Corporation’s financial statements for its last fiscal year.

Therefore, the documents attached to this notice of convocation of the general meeting of shareholders are part of the documents audited by the Auditors to prepare the audit reports.

4.

Any amendments to the Reference Material for the Shareholders Meeting or the Company’s business report or financial statements will be published on the Company’s Internet website (http://www.meisei.co.jp/ir/).

5.

Due to the COVID-19 pandemic or for other reasons, the venue notified in the notice of convocation may become unavailable. Any change of the venue or other material changes in the operation of the general meeting of shareholders will be published on the Company’s website (https://www.meisei.co.jp/ir/).

6.	While shareholders are asked to refrain from coming to the venue of the shareholders meeting as much as possible, if you do come to the venue, please be reminded of the following:

(1)	The spacing between seats for shareholders is wider than usual.

Should all seats have been occupied, admission to the venue may be restricted.

(2)	Your temperature will be measured during registration for the general meeting of shareholders.

If you are found unwell, your admission will be refused.

(3)	All shareholders who attend the general meeting of shareholders are kindly requested to wear a face mask or equivalent.

(4)	The staff members operating the general meeting of shareholders will be wearing a face mask.

Information on Online Exercise of Voting Rights

If you intend to exercise your voting rights online, please be advised in advance of the following:

1. Voting Rights Exercise Website

The online exercise of voting rights is available only through the following Voting Rights Exercise Website designated by the Company:

URL for the Voting Rights Exercise Website: https://www.web54.net

2. Handling of your exercise of voting rights

(1)

When you exercise your voting rights online, please use your “Voting Rights Exercise Code” and “Password” indicated on the Voting Rights Exercise Form enclosed, and enter your approvals or disapprovals in accordance with prompts shown on the screen.

(2)	The deadline for the exercise of your voting rights is 5:30 p.m. on Tuesday June 22, 2021. We recommend that you exercise your voting rights at your earliest convenience.

(3)

Should you happen to exercise your voting rights both in writing and online, the online exercise will be treated as a valid exercise of your voting rights. Should you happen to exercise your voting rights online more than once, the last exercise will be treated as a valid exercise of your voting rights.

(4)	Charges (such as connection fees) imposed by Internet service providers and communications carriers for your use of the Voting Rights Exercise Website will be billed to you.

3. Handling of Your Password and Voting Rights Exercise Code

(1)	Your password is important information for us to confirm your identity as a voting shareholder. Please handle your password as carefully as you handle your seal or PIN number.

(2)

After a certain number of wrong password entry attempts, you will no longer be able to use the password provided. If you wish to have your password reissued, please follow the steps in accordance with prompts shown on the screen.

(3)	The Password and the Voting Rights Exercise Code indicated on your Voting Rights Exercise Form are valid for this shareholders meeting only.

Report on the business report and the financial statements for the 108th fiscal year (from April 1, 2020 to March 31, 2021)

Omitted

Reference Material for the Shareholders Meeting

Agenda Items and Reference Matters

Agenda Item No. 1: Approval of a share exchange agreement between the Company and IHI Corporation

At their respective Boards of Directors meetings held on May 13, 2021, the Company and IHI Corporation (“IHI”) adopted a resolution for a share exchange as a result of which IHI would be the wholly-owning parent company in the share exchange and the Company would be the wholly-owned subsidiary in the share exchange (the “Share Exchange”), and executed a share exchange agreement with IHI dated the same date (the “Share Exchange Agreement”).

The Company proposes to approve the Share Exchange Agreement.

The Share Exchange is scheduled to take place effective as of August 1, 2021: (i) without obtaining the approval of IHI’s shareholders meeting, by following the simplified share exchange procedure pursuant to the provisions of Article 796, paragraph (2) of the Companies Act; and (ii) after obtaining the approval of the Company’s shareholders at this shareholders meeting.

Prior to the effective date of the Share Exchange, the Company’s common stock (the “Company Stock”) will be delisted as of July 29, 2021 on the Second Section of Tokyo Stock Exchange, Inc. (the “Tokyo Stock Exchange”) (with the last trading date being scheduled for July 28, 2021).

The reasons for the Share Exchange, an overview of the terms and conditions of the Share Exchange Agreement, and other matters concerning this agenda item are as follows:

1. Reasons for the Share Exchange

In May 2012, IHI and the Company reached agreement that: they could expect to produce direct synergy effects in the IHI Group’s social infrastructure business and the Company’s control system business, such as application of control systems to floodgates; they would be able to realize direct synergy effects in the space-related business of IHI AEROSPACE Co., Ltd. (“IHI Aerospace”), which is a subsidiary of IHI, and the Company’s space-related business, such as collaboration in space infrastructure systems and small satellite technology; and further direct synergy effects could be realized in manufacturing and inspection activities of the IHI Group’s security business. IHI then conducted a tender offer for shares of the Company Stock and made the Company a consolidated subsidiary of IHI by acquiring 67,720,000 shares of the Company Stock on June 12, 2012. Since then, the two companies have produced certain successful results, such as: collaboration in the Company’s meteorology and seismology business with IHI Infrastructure Systems Co., Ltd. and IHI Infrastructure Construction Co., Ltd.; collaboration in the Company’s space-related business with IHI Aerospace; and the realization of synergy effects in the manufacture, maintenance, etc. of 3D laser radars (3DLR) (Note 1).

On the other hand, as long as the collaboration described above takes place in the current situation where the Company is a listed company, there is tension between the “partial optimization” of the Company as a listed company and the “overall optimization” of the IHI Group including the Company. Specifically, the fact that IHI and the Company are both in a situation where each of them must give priority to its own interests and that, at the same time, IHI carries out the IHI Group’s business portfolio strategy with respect to, and redistributes the Group’s managerial resources to, the Company as IHI’s listed subsidiary, may be seen as a problem because, if seen from the viewpoint of overall optimization based on the IHI Group’s capital cost, this fact means that part of the profit resulting from the Group’s capital flows out of the IHI Group. This has imposed certain restrictions on the two companies’ technical and product cooperation and effective use of their managerial resources, such as human resources, as well as on the acceleration of decision-making in their collaborative efforts, among other things. For these reasons, IHI and the Company have not been able to fully produce the synergy effects that were expected to be achievable between the two companies initially when IHI made the Company its consolidated subsidiary.

Under these circumstances, the IHI Group was transforming itself to a business that works squarely on issues faced by society and customers and creates new values, under the mid-term management plan “Group Management Policy 2019,” which was developed and announced in May 2019 and started from fiscal 2019. It was then the environment surrounding the IHI Group began to change rapidly due to the spread of COVID-19, such as a rapid reduction in passenger demand which significantly affected the Group’s civil aeroengine business. In order to deal with these changes in the environment, the IHI Group developed and announced the “Project Change” in November 2020 (the “Project Change”). In the course of considering such challenges as to “Create growth businesses” that are listed in the project, IHI understood that, particularly in the fields of “maintenance, disaster prevention and disaster mitigation”, the Company’s “earth-sensing technology,” as embodied in its meteorology and seismology business and its human resources specializing in sensing, electric or control technology, has factors that will be able to create further synergy effects in the future IHI Group.

IHI therefore proposed the Company in late January 2021 to discuss making the Company a wholly-owned subsidiary of IHI through a share exchange, with the intention of creating further synergy effects by making the Company IHI’s wholly-owned subsidiary and through resulting technical and product cooperation between the two companies, effective use their managerial resources, such as human resources, and more prompt decision-making in their collaborative efforts, among other things.

Pursuant to its “2019 Mid-Term Business Plan” developed and announced in May 2019, the Company aims to provide such services and solutions as disaster prediction for disaster prevention and mitigation purposes as well as soundness monitoring of social infrastructure, by analyzing data collected from meteorological, seismic, water level, and other observation equipment. the Company also strives to improve its technology for the space-related business, as this technology is essential in weather forecasting and fire monitoring through observation of the Earth from space, with the coming of age in which people are watched over from space as well as from the ground. the Company concluded that by becoming a wholly-owned subsidiary of IHI, the Company could expect more than before to: enhance its ability to design and analyze by utilizing knowledge and analytical data from the IHI Group’s seismology business and space-related business; expand the Company’s distribution channels by sharing in the IHI Group’s global network; and deepen the sharing of know-how and develop human resources through further promotion of personnel exchanges.

IHI and the Company continued further discussion and reached a conclusion that making the Company a wholly-owned subsidiary of IHI would be beneficial in increasing the corporate value of not only IHI but also the Company.

Specifically, the IHI Group expects that making the Company a wholly-owned subsidiary of IHI will create the following advantages for the Group:

(1) Utilization of the Company’s technology and products to create growth businesses of the IHI Group

IHI expects that by utilizing the Company’s technology and products to “Create growth businesses” (Note 2) as listed in the Project Change, the IHI Group will be able to create and develop businesses that will provide values that are unique to the Group and cannot be found in other companies.

(2) Utilization of human resources specializing in electric and control technology

IHI expects that by reinforcing human resources specializing in electric and control technology that is necessary for the utilization and development of electrification and IoT technology (Note 3) through more active personnel exchanges between the IHI Group and the Company, the IHI Group will be able to accelerate the “Expansion of lifecycle businesses” (Note 4) and the “creation of growth businesses” that are listed in Project Change.

(3) Creation of new businesses by IHI Aerospace and the Company

IHI intends to create new businesses in the field of space environment utilization and other fields by further deepening the fusion between IHI Aerospace’s knowledge in system integration and the Company’s equipment development technology, technology for mounting devices on space equipment, etc.

On the other hand, the Company expects that becoming a wholly-owned subsidiary of IHI will create the following specific advantages for the Company:

(1) Increase in competitiveness by utilizing the IHI Group’s technical knowledge, etc.

The Company can expect further enhancement of its ability to provide services and solutions, by utilizing the IHI Group’s knowledge in hydrology and floodgate control technology, knowledge in integration of space infrastructure systems, and know-how in quality management and intellectual property. The Company also expects enhancement of its ability to design and analyze and to develop products, by utilizing the IHI Group’s latest technology more than before.

(2) Business expansion by sharing resources with the IHI Group companies

The Company can expect to have increased business opportunities, such as an expansion of its distribution channels, by sharing in IHI Group companies’ customer base and global network. The Company also believes that further promotion of personnel exchanges with IHI Group companies will deepen the sharing of know-how with them and will promote the development of human resources.

(3) Acceleration of decision-making and cost advantage

The Company expects that delisting will allow for business operation on a longer perspective without being forced to seek short-term profits only and will accelerate decision-making. Delisting will also eliminate the cost of maintaining the Company’s listed status.

Based on the understanding described above and after consideration and discussion, on May 10, 2021 IHI and the Company reached agreement on the terms and conditions of the Share Exchange, including the share exchange ratio. The two companies adopted a resolution for the Share Exchange at their respective Boards of Directors meetings held on May 13, 2021, and executed the Share Exchange Agreement on the same day.

(Note 1) “3D laser radar (3DLR)” means an instrument which measures the size, shape, and speed of an object by thoroughly irradiating the area with laser.

(Note 2) “Create growth businesses” as listed in the Project Change means to redefine the three businesses -- “air transportation systems,” “carbon solutions,” and “maintenance, disaster prevention and disaster mitigation” -- for near-future social infrastructure to which IHI will be able to provide value, and to create future growth businesses around the redefined businesses. For further information, please see “Project Change” dated November 11, 2020 announced by IHI.

(Note 3) “IoT technology” is an abbreviation for Internet of Things and means technology through which things communicate through the Internet.

(Note 4) “Expand lifecycle businesses” as listed in the Project Change means to deliver comprehensive services, including operational and maintenance services, across lifecycles to optimize customer value. For further information, please see “Project Change” dated November 11, 2020 announced by IHI.

2. Overview of the Terms and Conditions of the Share Exchange Agreement

The terms and conditions of the Share Exchange Agreement executed between the Company and IHI on May 13, 2021 are as follows:

Share Exchange Agreement (Copy)

IHI Corporation (“IHI”) and MEISEI ELECTRIC CO., LTD. (“MEISEI”) hereby enter into this Share Exchange Agreement dated May 13, 2021, as follows (the “Agreement”).

Article 1 (Share Exchange)

Subject to the terms and conditions contained herein, IHI and MEISEI will implement a share exchange as a result of which IHI will be the wholly-owning parent company in the share exchange and MEISEI will be the wholly-owned subsidiary in the share exchange (the “Share Exchange”). As a result of the Share Exchange, IHI will obtain all issued shares of MEISEI (excluding the shares of MEISEI held by IHI; the same applies hereinafter).

Article 2 (Trade Name and Address)

(1) Wholly-owning parent company in the share exchange

Trade name: IHI Corporation

Address: 3-1-1 Toyosu, Koto-ku, Tokyo

(2) Wholly-owned subsidiary in the share exchange

Trade name: MEISEI ELECTRIC CO., LTD.

Address: 2223 Naganumamachi, Isesaki-shi, Gunma

Article 3 (Shares to Be Delivered in the Share Exchange and Their Allotment)

1. In the Share Exchange, IHI will deliver to MEISEI’s shareholders as at the time immediately preceding the time at which IHI obtains all issued shares of MEISEI as a result of the Share Exchange (the “Base Time”) (meaning MEISEI’s shareholders after MEISEI’s treasury shares have been cancelled under Article 8, and excluding IHI; the “Allottee Shareholders”) such number of IHI shares as is calculated by multiplying (i) the total number of MEISEI shares held by the Allottee Shareholders, by (ii) a factor of 0.42, as financial or other compensation for the MEISEI shares held by the Allottee Shareholders.

2. In the Share Exchange, IHI will allot IHI shares to each Allottee Shareholder at the rate of 0.42 shares of IHI per share of MEISEI held by the Allottee Shareholder.

3. Any fraction less than one share of IHI that should otherwise be allotted to an Allottee Shareholder pursuant to the provisions of the preceding two paragraphs shall be disposed of by IHI pursuant to the provisions of Article 234 of the Companies Act and other relevant laws and regulations.

Article 4 (Matters Concerning Capital and Reserves)

The amounts by which the capital and reserves of IHI will increase as a result of the Share Exchange shall be the amounts separately and appropriately determined by IHI pursuant to the provisions of Article 39 of the Rules of Corporate Accounting.

Article 5 (Effective Date of the Share Exchange)

The Share Exchange shall become effective as of August 1, 2021 (the “Effective Date”). However, IHI and MEISEI may change the Effective Date upon consultation and agreement between them if necessary to accommodate the procedure for the Share Exchange or for any other reason.

Article 6 (Approval of This Agreement)

1. Pursuant to the provisions of the first sentence of Article 796, paragraph (2) of the Companies Act, IHI will implement the Share Exchange without obtaining the approval to this Agreement by a resolution of its shareholders meeting as set forth in Article 795, paragraph (1) of the Companies Act. However, if IHI is required by the provisions of Article 796, paragraph (3) of the Companies Act to obtain the approval by a resolution of its shareholders meeting, IHI shall seek the approval to this Agreement by a resolution of its shareholders meeting no later than the day before the Effective Date.

2. MEISEI shall seek the approval to this Agreement by a resolution of its shareholders meeting no later than the day before the Effective Date.

Article 7 (Dividends of Surplus)

1. Subject to approval by a resolution of its shareholders meeting, MEISEI may distribute dividends of surplus up to 7 yen per share of its stock to shareholders or registered share pledgees entered or recorded in the final shareholder registry on March 31, 2021.

2. Except as set forth in the preceding paragraph, neither IHI nor MEISEI may adopt a resolution, after the execution date of this Agreement, to distribute dividends of surplus with a record date prior to the Effective Date or to acquire treasury shares on any date prior to the Effective Date (unless required to acquire treasury shares by applicable law in response to shareholders’

exercise of their rights).

Article 8 (Cancellation of Treasury Shares)

MEISEI will cancel, at the Base Time and by a resolution adopted at its Board of Directors meeting to be held no later than the day before the Effective Date, all of the treasury shares held by it (including any shares that may be acquired by MEISEI as a result of dissenting shareholders’ demand, if made in the course of Share Exchange, for share purchase under Article 785, paragraph (1) of the Companies Act) at the Base Time.

Article 9 (Business Operation and Asset Management)

During the period from the date hereof until the day before the Effective Date and unless otherwise specified herein, each party hereto will operate its business and manage its assets by exercising the due care of a prudent manager, and will only conduct any act that may have a significant impact on its assets or rights and obligations after consultation and agreement with the other party.

Article 10 (Amendment and Termination)

If, at any time during the period from the date hereof until the day before the Effective Date, any significant change arises in either party’s asset or financial condition or any event that significantly hinders the Share Exchange arises or it otherwise becomes difficult to achieve the purpose of this Agreement, the parties hereto may amend or terminate this Agreement by consultation and agreement between them.

Article 11 (Validity)

This Agreement will no longer be valid if: (i) in the case set forth in the proviso to paragraph (1) of Article 6, IHI fails to obtain the approval by a resolution of its shareholders meeting no later than the day before the Effective Date; (ii) MEISEI fails to obtain the approval by a resolution of its shareholders meeting as set forth in Article 6, paragraph (2); (iii) the approval, etc. of the relevant authorities, etc. required to implement the Share Exchange fail to be obtained; or (iv) this Agreement is terminated as set forth in the preceding article.

Article 12 (Jurisdiction)

The parties hereto agree that the Tokyo District Court shall have exclusive jurisdiction as the court of first instance over any dispute between the parties hereto related to this Agreement.

Article 13 (Good Faith Consultation)

Any matters not specified in this Agreement or any questions arising as to the interpretation of this Agreement shall be resolved through good-faith consultation between the parties hereto in accordance with the spirit of this Agreement.

In Witness Whereof, this Agreement has been executed in duplicate, with IHI and MEISEI to retain one copy each after both have hereunto affixed their respective signatures or their respective names and seals.

May 13, 2021

IHI: 3-1-1 Toyosu, Koto-ku, Tokyo

IHI Corporation

Hiroshi Ide, President and Chief Executive Officer (seal)

MEISEI: 2223 Naganumamachi, Isesaki-shi, Gunma
MEISEI ELECTRIC CO., LTD.
Masataka Ikeyama, President and CEO (seal)

3. Matters Concerning the Reasonableness of the Consideration for the Share Exchange

(1) Details of Allotment of Shares in the Share Exchange

	IHI (Wholly-owning parent company in share exchange) Company	Company (Wholly-owned subsidiary in share exchange)
Share exchange ratio for the Share Exchange	1	0.42
Number of shares to be delivered upon the Share Exchange	IHI common stock: 2,729,838 shares (estimate)

(Note 1) Share allotment ratio

0.42 shares of IHI’s common stock (“IHI Stock”) will be allotted and delivered per share of the Company Stock. However, no shares will be allotted in the Share Exchange for shares of the Company Stock held by IHI (6,772,000 shares as of May 13, 2021). Note that the allotment ratio for the Share Exchange specified in the above table (the “Share Exchange Ratio”) is subject to change by agreement between IHI and the Company in the event of material changes in the conditions underlying the calculation of the Share Exchange Ratio pursuant to the Share Exchange Agreement.

(Note 2) Number of shares of IHI Stock to be delivered upon the Share Exchange

Number of shares of IHI Stock: 2,729,838 shares (estimate)

The above number of shares has been calculated based on: (i) the total number of issued shares (13,279,633 shares) and the number of treasury shares (8,017 shares) of the Company as of March 31, 2021; and (ii) the number of shares of the Company Stock held by IHI as of May 13, 2021 (6,772,000 shares).

In the Share Exchange, IHI will allot and deliver the number of shares of IHI Stock calculated based on the Share Exchange Ratio to the shareholders of the Company (meaning the shareholders after cancellation of the Company’s treasury shares specified below, and excluding IHI) as at the time immediately before IHI’s acquisition of all issued shares of the Company (excluding shares of the Company Stock held by IHI) through the Share Exchange (the “Base Time”), in exchange for shares of the Company Stock held by these shareholders. IHI plans to allocate treasury shares held by it to these shareholders entitled to shares of IHI Stock to be delivered in the Share Exchange, and IHI does not plan to issue any new shares to be allotted in the Share Exchange. The Company plans to cancel, at the Base Time and by a resolution adopted at its Board of Directors meeting to be held no later than the day before the effective date of the Share Exchange, all of the treasury shares held by it (8,017 shares as of March 31, 2021, and including any shares that may be acquired by the Company as a result of dissenting shareholders’ demand, if made in the course of Share Exchange, for share purchase under Article 785, paragraph (1) of the Companies Act) at the Base Time.

The number of shares to be allotted and delivered in the Share Exchange may be modified in the future due to such reasons as the Company’s acquisition, cancellation, etc. of its treasury shares.

(Note 3) Treatment of shares constituting less than one unit

It is expected that the Share Exchange will result in new shareholders who will hold shares of IHI constituting less than one unit (i.e., 100 shares). In particular, the shareholders of the Company who hold less than 239 shares of the Company Stock are expected only to acquire shares of IHI constituting less than one unit. Shares constituting less than one unit cannot be sold on financial instruments exchange markets. These shareholders who will hold shares of IHI constituting less than one unit will be entitled to use the following systems concerning shares of IHI.

(i) Purchase by IHI of shares constituting less than one unit (sale of shares constituting less than one unit i.e., 100 shares)

Pursuant to the provisions of Article 192, paragraph (1) of the Companies Act, this system allows shareholders holding shares of IHI constituting less than one unit to demand purchase of these shares by, and to sell them to, IHI.

(ii) Purchase of additional shares constituting less than one unit (purchase to reach a total of one unit i.e., 100 shares)

Pursuant to the provisions of Article 194, paragraph (1) of the Companies Act and to the provisions of IHI’s Articles of Incorporation, this system allows shareholders holding shares of IHI constituting less than one unit to purchase from IHI additional shares of IHI Stock in the number that will make one unit together with the number of shares constituting less than one unit held by these shareholders, by demanding sale of those shares of IHI Stock from IHI.

(Note 4) Treatment of fractions of less than one share

For the shareholders of the Company who will be allotted and delivered fractions of less than one share of IHI Stock in the Share Exchange, IHI will, pursuant to Article 234 of the Companies Act and other relevant laws and regulations, sell shares of IHI Stock in the number equivalent to the total number of such fractions (with any fraction less than one share in the total number to be discarded) and deliver these shareholders the proceeds of such sale in proportion to the respective numbers of fractional shares that would have otherwise been held by these shareholders.

(2) Grounds for the Details of Allotment of Shares in the Share Exchange

(A) Grounds and Reasons for the Details of Allotment

As described in “1. Purpose of the Share Exchange” above, in late January 2021 IHI proposed the Company to discuss making the Company a wholly-owned subsidiary of IHI through a share exchange and, after repeated, serious discussions and negotiations between them, IHI and the Company reached a conclusion that making the Company a wholly-owned subsidiary of IHI was the best decision to increase the corporate value of both companies.

As described under “a. Measures to Ensure Fairness” in (D) of subsection (2) of section 3 below, in order to ensure the fairness and validity of the Share Exchange Ratio and other aspects of the Share Exchange as described under “(1) Details of Allotment of Shares in the Share Exchange” in section 3 above, IHI and the Company appointed Deloitte Tohmatsu Financial Advisory LLC (“Deloitte Tohmatsu Financial Advisory”) in mid-October 2020 and Plutus Consulting Co., Ltd. (“Plutus Consulting”) in mid-February 2021, respectively, as their respective third-party valuation institutions, as well as appointing Nishimura & Asahi in mid-November 2020 and Nakamura, Tsunoda & Matsumoto in early February 2021, respectively, as their respective legal advisors, and both companies started serious consideration.

IHI had careful discussion and consideration based on, among other things, (i) the valuation report on the potential share exchange ratio to be used in the Share Exchange, received on May 12, 2021 from Deloitte Tohmatsu Financial Advisory which was requested by IHI to calculate such share exchange ratio, (ii) advice from Nishimura & Asahi, and (iii) the results of a due diligence investigation of the Company conducted by IHI. As a result, IHI reached a conclusion that the Share Exchange Ratio was appropriate and would contribute to the interests of the shareholders of IHI, and that it was appropriate to conduct the Share Exchange using the Share Exchange Ratio.

On the other hand, the Company had repeated discussions with IHI as to the terms and conditions of the Share Exchange, including the Share Exchange Ratio, and carefully discussed and considered conducting the Share Exchange at the Share Exchange Ratio, based on, among other things, (i) the valuation report on the potential share exchange ratio to be used in the Share Exchange, received on May 12, 2021 from Plutus Consulting which was requested by the Company to calculate such share exchange ratio, (ii) a fairness opinion, received on May 12, 2021 from Plutus Consulting, to the effect that the Share Exchange Ratio is a fair one for the Company’s minority shareholders from a financial perspective (the “Fairness Opinion”), (iii) advice from Nakamura, Tsunoda & Matsumoto, (iv) the results of a due diligence investigation of IHI conducted by the Company, and (v) instructions and advice from, and the written report dated May 13, 2021 (the “Report”; for an overview on the Report, see “b. Measures to Avoid Conflicts of Interest” in (D) of subsection (2) of section 3 below) received from, the special committee consisting only of independent members who have no interest in IHI, which is the controlling shareholder of the Company (the “Special Committee”; for further information on the Special Committee, see “b. Measures to Avoid Conflicts of Interest” in (D) of subsection(2) of section 3 below). Regarding the Share Exchange Ratio, which is 0.42 as described under “(B) Matters Relating to Calculations” in (2) of section 3 below, the Company reached a conclusion that the Share Exchange Ratio was appropriate and would contribute to the interests of the shareholders of the Company, and that it was appropriate to conduct the Share Exchange using the Share Exchange Ratio.

Thus, IHI and the Company each gave careful consideration based on the valuation results of the share exchange ratio and advice received from its third-party valuation institution, as well as on advice from its legal advisor, and in light of, among other things, the results of the due diligence investigation of the other party conducted by it, followed by repeated, careful negotiations between the two companies on the share exchange ratio by taking comprehensively into account both companies’ financial conditions, business performance trends, and stock price trends, etc. As a result, IHI and the Company reached a conclusion that the Share Exchange Ratio was appropriate and would contribute to the interests of their respective shareholders, and the two companies decided to conduct the Share Exchange using the Share Exchange Ratio. IHI and the Company adopted a resolution to conduct the Share Exchange at their respective Boards of Directors meetings held on May 13, 2021, and executed the Share Exchange Agreement between them on May 13, 2021.

Please note that the Share Exchange Ratio is subject to change by agreement between IHI and the Company in the event of material changes in the conditions underlying the calculation of the Share Exchange Ratio pursuant to the Share Exchange Agreement.

(B) Matters Relating to Calculations

(a) Names of the Valuation Institutions and Their Relationships with IHI and the Company

Deloitte Tohmatsu Financial Advisory, which serves as IHI’s third-party valuation institution, and Plutus Consulting, which serves as the Company’s third-party valuation institution, are both valuation institutions that are independent from IHI and the Company, and neither is a related party to IHI or the Company and has any material interest required to be disclosed in the Share Exchange.

(b) Overview of Calculations

Deloitte Tohmatsu Financial Advisory conducted the valuation by using: (i) the market share price analysis (in which the valuation reference date was set at May 12, 2021 and which was based on the closing prices of IHI Stock and the Company Stock on the Tokyo Stock Exchange

on the valuation reference date and on the simple averages of their closing prices on the Tokyo Stock Exchange for the one-month, three-month, and six-month periods preceding the valuation reference date), because IHI Stock and the Company Stock are listed on financial instruments exchanges and their market prices are available; and (ii) the Discounted Cash Flow analysis (the “DCF analysis”), so as to reflect the two companies’ future business activities in the valuation.

If a value of one (1) is assigned to the value per share of IHI Stock, the ranges of the value of per share of the Company Stock calculated using the aforementioned valuation methods are as follows:

Method used	Calculation result of the share exchange ratio

Market share price analysis	0.311 to 0.369

DCF analysis	0.085 to 0.508

In calculating the share exchange ratio described above, Deloitte Tohmatsu Financial Advisory used the information provided by IHI and the Company and publicly available information as it was in principle, and relied on the assumptions that all those materials, information, etc. so used were accurate and complete, and that there were no facts that could materially affect the calculation of the share exchange ratio and that had not been disclosed to Deloitte Tohmatsu Financial Advisory, and Deloitte Tohmatsu Financial Advisory did not independently verify the accuracy or completeness of the aforementioned information. Deloitte Tohmatsu Financial Advisory did not independently evaluate, appraise or assess the assets and liabilities (including contingent liabilities) of IHI and the Company and IHI’s affiliates, and did not perform any analysis or valuation of individual assets and liabilities. Deloitte Tohmatsu Financial Advisory made no request for appraisal or calculation of any of the above assets and liabilities from any third-party institution. In addition, Deloitte Tohmatsu Financial Advisory assumed that the information on IHI’s and the Company’s business plans based on which Deloitte Tohmatsu Financial Advisory performed calculations was reasonably prepared by the managements of both companies based on the best estimation and judgment which could be obtained at this point. The calculation of the share exchange ratio by Deloitte Tohmatsu Financial Advisory reflects the information available and the economic conditions up to May 12, 2021.

In IHI’s and the Company’s financial forecasts based on which Deloitte Tohmatsu Financial Advisory performed valuation using the DFC analysis, considerable income increases or decreases are expected in some fiscal periods. Specifically, IHI expects a considerable income increase for the fiscal year ending March 31, 2022 from the previous fiscal year due to, among other things, the effects of the improved profitability of its civil aircraft engines, etc. and the sale of assets intended to secure funds for creating new businesses. IHI further expects a considerable income increase for the fiscal year ending March 31, 2023 from the previous fiscal year, due to successful results of the “reform of business structure,” “reinforcement of cost structure,” and “expansion of lifecycle businesses” on which IHI has been working under the Project Change, as well as due to recovery from the impact of the spread of COVID-19 on civil aircraft engines. As for the Company, it expects a considerable income increase for the fiscal year ending March 31, 2022 from the previous fiscal year due to, among others, increased demand for renewal continuing from the previous fiscal year, in addition to resolution of delays in construction projects that have resulted from the spread of COVID-19. The Company further expects a considerable income increase for the fiscal year ending March 31, 2024 from the previous fiscal year due to: development of the sale of the POTEKA system (Note 1) to public and private entities; the development of information provision utilizing big data on meteorological and environmental changes; effects of increased sales of space technologies converted to civil use; and increased demand for space business-related equipment. These financial forecasts of IHI and the Company are not subject to the implementation of the Share Exchange.

On the other hand, Plutus Consulting considered several stock valuation methods to decide which ones should be used, and performed valuation of IHI Stock using the market share price analysis in order to identify the objective value of the company’s stock which is listed in financial instruments exchanges.

As for the Company, Plutus Consulting performed valuation using the market share price analysis for the same reason as with IHI, as well as using the DCF analysis in order to reflect the status of the company’s future business activities in the valuation.

If a value of one (1) is assigned to the value per share of IHI Stock, the ranges of the value of per share of the Company Stock calculated using the aforementioned valuation methods are as follows: Calculation result of the share exchange ratio

Method used		Calculation result of the share exchange ratio
IHI	Company

Market share price analysis	Market share price analysis	0.33 to 0.34
	DCF analysis	0.28 to 0.48

For both companies, the market share price analysis set the valuation reference date at May 12, 2021 and used the respective closing prices of both companies’ stocks on the valuation reference date and the respective simple averages of their closing prices on trading days during the one-month, three-month, and six-month periods preceding the valuation reference date on the First or Second Section of the Tokyo Stock Exchange.

In the DCF analysis, the free cash flow that the Company is expected to generate in the future, in and after the fiscal year ending March 31, 2022, was discounted to the present value for each fiscal year at a certain discount rate ranging between 5.13% and 7.38%, by taking into account certain assumptions that are considered reasonable, such as the earnings forecasts and investment plans based on the business plans for the period from March 2022 to March 2024 prepared by the Company. As for the period after the fiscal year ending March 31, 2025 for which no business plans are available, the going-concern value was calculated using the perpetual growth method, with a perpetual growth rate of 0%.

In the Company’s financial forecasts based on which Plutus Consulting performed valuation using the DFC analysis, considerable income increases or decreases are expected in some fiscal periods. Specifically, the Company expects an approximately 75% increase in operating income for the fiscal year ending March 31, 2022 from the previous fiscal year due to, among other things, increased demand for renewal continuing from the previous fiscal year, in addition to resolution of delays in construction projects that have resulted from the spread of COVID-19. The Company further expects an approximately 50% increase in operating income for the fiscal year ending March 31, 2024 from the previous fiscal year due to: development of the sale of the POTEKA system to public and private entities; the development of information provision utilizing big data on meteorological and environmental changes; effects of increased sales of space technologies converted to civil use; and increased demand for space business-related equipment. These financial forecasts are not subject to the implementation of the Share Exchange, because it is difficult at this point in time to specifically estimate the synergy effects expected to be achieved from implementing the Share Exchange, with the exception of a reduction in the cost of maintaining the Company’s listed status.

In addition, the Company received the Fairness Opinion from Plutus Consulting on May 12, 2021. The Fairness Opinion is a statement of Plutus Consulting’s opinion that the share exchange ratio agreed upon between IHI and the Company is a fair one for the Company’s minority shareholders from a financial perspective, in light of, among other things, the business plans prepared by the Company and the results of calculation of the share exchange ratio based on the market prices of IHI’s and the Company’s stocks. Please note that the Fairness Opinion was issued after: (i) the Company’s disclosure of the current status of its business, future business plans, etc. to Plutus Consulting; (ii) Plutus Consulting’s exchanges of questions and answers with IHI and the Company about the overview, background, and purpose of the Share Exchange, as well as about the results of Plutus Consulting’s calculation of the share exchange ratio performed after receiving explanations about the information so disclosed; (iii) Plutus Consulting’s analysis, to the extent deemed necessary by it, of IHI’s and the Company’s business environment, economy, markets, financial situations, etc.; and (iv) a review procedure at a review committee independent from the engagement team of Plutus Consulting (Note 2).

(Note 1) “POTEKA” refers to a service which provides pinpoint weather information using a compact weather sensor system.

(Note 2) In preparing and submitting the Fairness Opinion and performing the calculation of the share exchange ratio underlying the opinion, Plutus Consulting relied upon the assumptions that the basic data provided by IHI and the Company and publicly available data, as well as all information collected from IHI and the Company through questioning, are accurate and complete, and that there are no facts which could materially affect Plutus Consulting’s calculation of the share exchange ratio and which have not been disclosed to Plutus Consulting. Plutus Consulting has not conducted, and is not obliged to conduct, any investigation or verification other than the procedure described above.

Plutus Consulting has not independently evaluated or appraised the assets and liabilities (including off-balance-sheet assets, off-balance-sheet liabilities, and other contingent liabilities) of IHI and the Company and IHI’s affiliates, and has not performed any analysis or valuation of individual assets and liabilities. Plutus Consulting has not received from neither IHI nor the Company nor any of IHI’s affiliates any written evaluation or appraisal regarding these matters. Plutus Consulting has not independently assessed the creditworthiness of IHI and the Company and IHI’s affiliates under applicable law regarding bankruptcy, insolvency or any similar proceedings.

Plutus Consulting assumes that the Company’s business plans and other materials used as a basis for the Fairness Opinion were reasonably prepared by the Company’s management based on the best estimation and judgment at the time of preparation of those materials. Plutus Consulting does not guarantee their feasibility, nor does it express any opinion on the analysis or forecasts based on which they were prepared or on the assumptions on which they were based.

Plutus Consulting assumes that the Share Exchange Agreement will be duly and validly prepared and executed and will be approved by the Company’s shareholders meeting, that the Share Exchange will be duly and validly carried out pursuant to the terms and conditions contained in the Share Exchange Agreement, and that the Share Exchange will be completed pursuant to the terms and conditions contained in the Share Exchange Agreement without any waiver, modification or amendment of any of the material terms and conditions or agreements contained in the Share Exchange Agreement. Plutus Consulting also uses, and is not obliged to independently investigate, the assumptions that the Share Exchange will be duly and validly implemented, that the tax effects of the Share Exchange will be as expected by IHI and the Company, and that all governmental, regulatory or other consents, permits and approvals necessary for the consummation of the Share Exchange will be obtained without compromising in any way the benefits expected to result from the Share Exchange. Plutus Consulting has not been requested by the Company to discuss, and has not discussed, the decisions made by the Company regarding implementation of the Share Exchange or a comparative evaluation of the Share Exchange and other strategic choices. Plutus Consulting is not an expert in accounting, tax affairs or law, and has not independently performed, and is not obliged to independently perform, any analysis or assessment of the legality or validity of any matter involved in the Share Exchange or of the appropriateness of any accounting or tax treatment of any such matter. Plutus Consulting assumes that such tax effects expected to result from the Share Exchange as have been presented by the Company to Plutus Consulting will be realized.

The Fairness Opinion is a statement of Plutus Consulting’s opinion, as of the date of its preparation, as to whether or not the Share Exchange Ratio agreed upon by IHI and the Company is a fair one for the Company’s minority shareholders from a financial perspective, based on the financial and capital markets, the economic conditions, and other circumstances as of the date of its preparation, as well as based on the information provided to or obtained by Plutus Consulting on or before the date of its preparation. Plutus Consulting is not obliged to correct, amend or supplement any information contained in the Fairness Opinion notwithstanding any changes to these bases caused by subsequent changes in the circumstances. The Fairness Opinion does not allow inference of or suggest any opinion beyond the explicit statements contained in it, or as to the period after the date of submission of the Fairness Opinion. The Fairness Opinion only expresses an opinion that the Share Exchange Ratio is a fair one for the Company’s minority shareholders from a financial perspective. It does not express any opinion to the holders of securities issued by the Company or the Company’s creditors or any other persons involved, nor does it recommend the Company’s shareholders to take any action related to the Share Exchange.

The Fairness Opinion was provided by Plutus Consulting for the purpose of being used by the Company’s Board of Directors and the Special Committee as a basis for making decisions about the Share Exchange Ratio, and may not be relied on by any other party.

(C) Reasons for Choosing IHI’s Common Stock as Consideration for the Share Exchange I

HI and the Company concluded that, in order for the Company’s minority shareholders to benefit from the potential results of increased corporate value of the IHI Group that would result from making the Company a wholly-owned subsidiary of IHI, it is best to make the minority shareholders of the Company shareholders of IHI by allotting shares of IHI Stock to shares of the Company Stock, through employing the method of share exchange in which IHI will be the wholly-owning parent company in the share exchange and the Company will be the wholly-owned subsidiary in the share exchange.

As a result of the Share Exchange, IHI will become the wholly-owning parent company of the Company effective as of August 1, 2021 (estimate), which is the effective date of the Share Exchange, and the Company Stock will be delisted as of July 29, 2021 pursuant to the Tokyo Stock Exchange’s delisting criteria (with the last trading date being July 28, 2021). After being delisted, the Company Stock can no longer be traded on the Tokyo Stock Exchange.

Even after the delisting of the Company Stock, IHI Stock will remain listed on the Tokyo Stock Exchange, Nagoya Stock Exchange, Fukuoka Stock Exchange, and Sapporo Securities Exchange, which will allow the shareholders of the Company (excluding IHI) who are allotted shares of IHI Stock as a result of the Share Exchange to continue to trade their shares on these financial instruments exchange markets beyond the effective date of the Share Exchange. Therefore, IHI believes that those shareholders of the Company who hold at least 239 shares of the Company Stock and will be allotted at least 100 shares of IHI Stock, which constitute one unit of IHI shares, will continue to be provided with the liquidity of their shares.

On the other hand, those shareholders of the Company who hold less than 239 shares of the Company Stock will be allotted less than 100 shares of IHI Stock, which fall short of one unit of IHI shares. While those shares constituting less than one unit cannot be sold on financial instruments exchange markets, shareholders who will be allotted shares constituting less than one unit will be entitled to demand that their shares constituting less than one unit be purchased by IHI. These shareholders will also be entitled to purchase additional shares from IHI of IHI Stock in the number that will make one unit together with the number of shares constituting less than one unit held by these shareholders. For further details of the treatment of these shares, please see “(Note 3) Treatment of shares constituting less than one unit” under (1) in section 3 above.

For details of the treatment of fractions of less than one share of IHI Stock that may arise in the course of allotment of shares to the shareholders of the Company in the Share Exchange, please see “(Note 4) Treatment of fractions of less than one share” under (1) in section 3 above.

Please note that until the last trading date, i.e., July 28, 2021 (estimate), the shareholders of the Company will be able to trade their shares of the Company Stock on the Tokyo Stock Exchange as before.

(D) Considerations Given to Protect the Interests of the Company’s Shareholders Other Than IHI

a. Measures to Ensure Fairness

Since IHI is the Company’s parent company already holding 51.02% (as of March 31, 2021) of the total number of issued shares of the Company, IHI and the Company judged that it was necessary to ensure the fairness of the Share Exchange, and have taken the following measures to ensure the fairness of the same.

(a) Obtaining Valuation Reports from Independent Third-party Valuation Institutions

IHI appointed Deloitte Tohmatsu Financial Advisory as its third-party valuation institution and obtained from it a valuation report on the share exchange ratio dated May 12, 2021. For an overview of this valuation report, see “(B) Matters Relating to Calculations” in (2) of section 3 above. IHI has not obtained from Deloitte Tohmatsu Financial Advisory a written opinion (a fairness opinion) to the effect that the Share Exchange Ratio is appropriate or fair from a financial perspective.

On the other hand, the Company appointed Plutus Consulting as its third-party valuation institution and obtained from it a valuation report on the share exchange ratio dated May 12, 2021. The Company also obtained the Fairness Opinion dated May 12, 2021. For an overview of the valuation report and the Fairness Opinion, see “(B) Matters Relating to Calculations” in (2) of section 3 above.

(b) Advice from Independent Law Offices

IHI appointed Nishimura & Asahi as its legal advisor and has received from it legal advice on the method, process, etc. of decision-making by IHI’s Board of Directors, including the procedures for the Share Exchange.

Nishimura & Asahi is independent from IHI and the Company and does not have any material interest in IHI or the Company.

On the other hand, the Company appointed Nakamura, Tsunoda & Matsumoto as its legal advisor and has received from it legal advice on the method, process, etc. of decision-making by the Company’s Board of Directors, including the procedures for the Share Exchange.

Nakamura, Tsunoda & Matsumoto is independent from IHI and the Company and does not have any material interest in IHI or the Company.

b. Measures to Avoid Conflicts of Interest

Since IHI is the Company’s parent company already holding 51.02% (as of March 31, 2021) of the total number of issued shares of the Company, the Company has taken the following measures to avoid conflicts of interest.

(a) Obtaining a Report from the Company’s Non-interested Special Committee

(i) Background of Formation

Immediately after receipt of IHI’s proposal for the Share Exchange in late January 2021, the Company started to construct a system for conducting discussions, negotiations, etc. on the Share Exchange from a stance independent from IHI and the Company and from the viewpoint of the improvement of the Company’s corporate value and the protection of the Company’s general shareholders. With advice from its legal advisor Nakamura, Tsunoda & Matsumoto, the Company held a meeting of its external officers, consisting of all of its external directors and external auditors, on February 9, 2021. At the meeting, the following three persons were selected as candidate members of the Special Committee after confirmation of their independence from IHI: Mr. Mamoru Yamashita (an external director of the Company) and Mr. Seiji Nakagawa (an external director of the Company), who have been notified to the Tokyo Stock Exchange as independent officers and who have reasonable knowledge about the business details, etc. of the Company as its external directors and have considerable experience and deep insight as experts in management, and who are thus considered to have expertise and qualification to discuss the Share Exchange; and Mr. Takehisa Irisawa (an attorney-at-law and an external auditor of the Company), who has been notified to the Tokyo Stock Exchange as an independent officer and who has reasonable knowledge about the business details, etc. of the Company as its external auditor and has considerable experience and insight as an attorney-at-law, and who is thus considered to have expertise and qualification to discuss the Share Exchange.

Then, at its Board of Directors meeting held on February 16, 2021, the Company formed the Special Committee consisting of the aforementioned three persons, and sought advice from the Special Committee by requesting it: (i) to provide a recommendation to the Company’s Board of Directors on whether or not the Board of Directors should decide on the implementation of the Share Exchange, after (a) discussing and determining whether or not the Share Exchange should be implemented, from the viewpoint of whether or not it will contribute to the enhancement of the Company’s corporate value, and (b) determining and discussing the appropriateness of the terms and conditions of the Share Exchange and the fairness of the procedures for it, from the viewpoint of securing the Company’s general shareholders; and (ii) to discuss, and deliver its opinion to the Company’s Board of Directors as to, whether the Company’s Board of Directors’ decision on the Share Exchange will not be disadvantageous to the Company’s minority shareholders (the “Advisory Matters”). The Board of Directors of the Company also authorized the Special Committee: (p) to collect information necessary to consider the Advisory Matters (including, where necessary, conducting direct interviews, etc. with persons involved); (q) to appoint or approve financial advisors, legal advisors, and other advisors (with the expenses incurred in engaging these advisors to be borne by the Company); (r) to express its opinion on the Company’s policies for negotiating with IHI and other parties involved, to give instructions and make requests to persons in charge of these negotiations, and to directly conduct negotiations with IHI and other parties involved where necessary; and (s) to take other actions necessary to consider the Advisory Matters. Furthermore, the Board of Directors of the Company resolved: (x) that the Company’s Board of Directors shall make its decisions by giving maximum respect to the Special Committee’s determinations; and (y) that if the Special Committee determines that the terms and conditions are not appropriate, the Board of Directors shall not decide to implement the Share Exchange.

The members of the Special Committee are supposed to receive fixed remuneration in consideration of their services, regardless of the content of their report.

(ii) Process of Consideration

During the period from February 16, 2021 to May 13, 2021, the Special Committee carefully deliberated and discussed the Advisory Matters by meeting a total of 10 times for a total of more than 15 hours, as well as by sharing reports and information, conducting deliberation, and making decisions via email between meeting dates, among other things.

Specifically, the Special Committee approved Nakamura, Tsunoda & Matsumoto as the Company’s legal advisor and Plutus Consulting as the Company’s financial advisor and third-party valuation institution, after confirming these advisors’ independence, expertise, performance, etc. The Special Committee also approved the system for considering the Share Exchange constructed by the Company in its organization, after confirming that the system has no problem in terms of independence, with advice from Nakamura, Tsunoda & Matsumoto.

The Special Committee then received explanations from, and exchanged questions and answers with, the Company’s project team about the Company’s business plan based on which the share exchange ratio is calculated (the “Business Plan”), on multiple occasions in the course of its development, in terms of a numerical summary of the proposed business plan, the business environment on which the proposed business plan was based, and the goals, basic strategy, and specific measures for each business unit. The Special Committee approved the Business Plan after confirming its rationality, based also on, among other things, advice provided by Plutus Consulting from a financial perspective.

Furthermore, the Special Committee sent written inquiries about IHI’s proposal for the Share Exchange in terms of: IHI’s understanding of the Company’s business environment and business challenges; the reasons for proposing the Share Exchange at this point of time; the specific details of the synergy effects expected from the Share Exchange; the reasons for requiring the delisting of the Company instead of the current capital structure; potential disadvantages caused by the delisting of the Company and changes in its capital structure resulting from the Share Exchange; IHI’s operating policies after the Share Exchange; treatment of the Company’s employees after the Share Exchange; the Company’s relationships with its customers and other interested parties after the Share Exchange; and the structure, terms and conditions, etc. of the Share Exchange. The Special Committee received written answers from IHI and directly received explanations from, and exchanged questions and answers with, IHI at a meeting of the Special Committee. The Special Committee also received explanations from, and exchanged questions and answers with, the Company’s management about: the Company’s understanding of its current business environment and business challenges; the necessity of the Share Exchange; the specific details of the synergy effects expected from the Share Exchange; potential disadvantages of the Share Exchange; and the Company’s operating policies and structure after the Share Exchange, among other things.

Furthermore, the Special Committee received explanations from, and exchanged questions and answers with, Nakamura, Tsunoda & Matsumoto about: measures to be taken to ensure the fairness of procedures for the Share Exchange; the schedule for the Share Exchange; the results of the legal due diligence investigation of IHI; the content of, and the course of negotiations on, the Share Exchange Agreement; and the content of disclosure documents, among other things. The Special Committee also received from Plutus Consulting disclosure of the valuation report on the share exchange ratio and, after receiving explanations from, and exchanging questions and answers with, Plutus Consulting about the following matters, confirmed their rationality: the reasons for employing the valuation methods used by Plutus Consulting to calculate the share exchange ratio; changes in IHI’s and the Company’s stock prices in their markets; major assumptions for the valuation using the DCF analysis, including the bases for calculation of the discount rate and the perpetual growth rate; and the results of calculation using the different valuation methods, among other things.

In addition, the Special Committee was substantially involved in the negotiations with IHI on the share exchange ratio, etc. through such means as: receiving reports from Plutus Consulting in a timely manner about the details of IHI’s proposal on the share exchange ratio, how negotiations were going, etc.; receiving from Plutus Consulting advice from a financial perspective, including explanations on premium levels, etc. used in recent similar cases; and approving after deliberation and discussion, giving instructions, and making requests regarding negotiation policies, including specific share exchange ratios proposed to IHI.

(iii) Overview of the Report

After repeated, careful discussions and consideration on the Advisory Matters conducted in the circumstances described above, the Special Committee submitted to the Company’s Board of Directors, with the unanimous approval of its members, the Report dated May 13, 2021 whose summary is given below.

(iii-a) Conclusion of Report

i. The Special Committee considers that it is appropriate for the Company’s Board of Directors to decide on the implementation of the Share Exchange.

ii. The Special Committee considers that it is not disadvantageous for the Company’s minority shareholders that the Company’s Board of Directors decides on the implementation of the Share Exchange.

(iii-b) Discussion

i.	The Special Committee considers that the Share Exchange is likely to contribute to increasing the corporate value of the Company through the Company’s appropriate measures, for the following reasons:

•

The Company’s management considers that the Share Exchange is expected to produce synergy effects generated by utilization of the Company’s products and technologies towards the creation of growth businesses in the IHI Group. The Company’s management explains that the Share Exchange is expected to produce synergy effects such as the following: promoting personnel exchanges between the Company and the IHI Group and having the Group’s engineers work at the Company is likely to lead to improvement in the Company’s productivity and quality, which are the Company’s business challenges; developing new customers using IHI’s network is likely to rectify the Company’s excessive focus on public-sector demand, which is another business challenge of the Company; and reducing the listing costs, etc. will allow a cost reduction and appropriate staffing. The Special Committee finds nothing unreasonable about these explanations.

•

Nevertheless, one would argue that these synergy effects could be achieved without the Share Exchange. According to the Company’s management, however, there were instances where the Company was unable to make an investment because its current capital structure requires it to be cautious in cooperating with IHI due to concern over the possibility of constituting a conflict of interest, or because consideration was given to the interests of the

Company’s minority shareholders due to expected short-term losses even though the investment should be made in terms of a medium- to long-term strategy. Thus, it is not unreasonable to decide that the Company needs to be delisted in order to produce the synergy effects.

•

As for disadvantages of the Share Exchange, the Company’s management pointed out that the Share Exchange would shorten the term of office of the Company’s top management, which may disrupt the company’s operation, and that personnel exchanges may cause loss of motivation among the Company’s employees. However, the Special Committee considers that the Company will be able to mitigate these disadvantages to some extent by such means as changing its corporate culture, appropriately expressing its opinion in the IHI Group, and appropriately distributing its profits to its employees through achieving continuous improvement in performance.

ii.

The Special Committee finds that fair procedures have been followed for the Share Exchange from the viewpoint of securing the interests of general shareholders, because the Special Committee finds that: (1) the Company formed the independent Special Committee which has worked validly; (2) the Company received independent professional advice from external experts; (3) the Company received from an independent professional third-party valuation institution the valuation report on the share exchange ratio and the Fairness Opinion, based on which the Company would make its decision on the Share Exchange; (4) the Company constructed a system which allowed the Company to conduct discussions, negotiations, etc. from a stance independent from IHI by excluding, to the extent possible, interested directors, etc. from the discussion and negotiation processes for the Share Exchange; (5) a so-called indirect market check has been done for the Share Exchange; (6) even though no majority of minority requirements are imposed on the Share Exchange, a lack of majority of minority requirements will not per se compromise the fairness of the procedures for the Share Exchange considering the fact that other sufficient measures to ensure fairness are taken in the Share Exchange as described in (1) through (5) above and (7) below; and (7) in the Share Exchange, general shareholders are expected to be given appropriate opportunities to make decisions based on sufficient information.

iii.

As for the appropriateness of the terms and conditions of the Share Exchange, the Special Committee finds that the method of acquisition and the type of consideration for acquisition used in the Share Exchange are reasonable, and that the Share Exchange Ratio is appropriate, for the following reasons:

•

Share exchange is a commonly used method of acquisition in delisting transactions and is considered reasonable by the Special Committee. As for the type of consideration for acquisition, shares of IHI Stock are considered reasonable by the Special Committee because this consideration will give the Company’s general shareholders choice to continue to hold these shares as shareholders of IHI after the Share Exchange, and will allow those shareholders to enjoy, through holding these shares, the benefits of the synergy effects produced by the Share Exchange.

•

The Special Committee finds nothing particularly unreasonable about the purpose of and the procedure for developing, and the content of, the Company’s Business Plan based on which valuation was performed using the DCF analysis in the valuation report on the share exchange ratio obtained from Plutus Consulting.

•

Regarding the valuation report on the share exchange ratio obtained from Plutus Consulting, the Special Committee finds nothing unreasonable in terms of valuation method or content, and considers the report to be reliable. The Share Exchange Ratio exceeds the upper limit of the valuation range calculated for the Company Stock by the market share price analysis and is within the valuation range and exceeds the median calculated for the Company Stock by the DCF analysis.

•	The Special Committee finds that Share Exchange Ratio includes a higher premium than in similar cases.

•

The Special Committee has been substantially involved in the process of discussing and negotiating the terms and conditions of the Share Exchange, such as the share exchange ratio, between the Company and IHI. The Special Committee finds that the Share Exchange Ratio was agreed upon after a situation had been secured where reasonable efforts would be made with the aim of implementing the Share Exchange under terms and conditions that are as favorable as possible to general shareholders or, in other words, where it can be deemed equivalent to an arm’s-length transaction, and after serious negotiations had taken place.

•

The Fairness Opinion expresses an opinion that the Share Exchange Ratio is a fair one for the Company’s minority shareholders from a financial perspective. There is nothing unreasonable about the procedure for issuing, and the content of, the Fairness Opinion. This is another fact that supports the appropriateness of the Share Exchange Ratio.

iv.

The Special Committee considers that it is appropriate for the Company’s Board of Directors to decide on the implementation of the Share Exchange, because: (1) as described in “i” above, the Share Exchange is likely to contribute to increasing the corporate value of the Company; (2) as described in “ii” above, fair procedures have been followed to secure the interests of general shareholders; and (3) as described in “iii” above, the method of acquisition and the type of consideration for acquisition used in the Share Exchange are considered reasonable, and the Share Exchange Ratio is considered appropriate.

v.

The Special Committee considers that it is not disadvantageous for the Company’s minority shareholders that the Company’s Board of Directors decides on the implementation of the Share Exchange, because: (1) as described in “i” above, the Share Exchange is likely to contribute to increasing the corporate value of the Company; (2) as described in “ii” above, fair procedures have been followed to secure the interests of general shareholders; and (3) as described in “iii” above, the method of acquisition and the type of consideration for acquisition used in the Share Exchange are considered reasonable, and the Share Exchange Ratio is considered appropriate.

(b) Construction of an Independent Discussion System at the Company

The Company constructed in its organization a system for conducting discussions and negotiations and making determinations on the Share Exchange from a position independent from IHI.

Specifically, the Company has barred the following of its directors from participating on behalf of the Company in discussions on the Share Exchange and in discussions and negotiations with IHI, in order to eliminate the issue of conflicts of interest between these directors and general shareholders of the Company: Mr. Masataka Ikeyama, a director from IHI; Mr. Hideo Kitsuda, a director from IHI and IHI Aerospace; Mr. Tadashi Kato, a director concurrently serving as IHI’s General Manager of the Smart Work Empowerment Division, the Intelligent Information Management Headquarters; and Mr. Soichi Isomoto, an auditor concurrently serving as IHI’s Manager of the Corporate Planning Division. Of the directors of the Company, Mr. Takashi Saito has been seconded to IHI in the past; however, since his secondment to IHI was only for a brief period and his interest in IHI is limited, and since Mr. Saito’s participation in his capacity as director in charge of meteorology and seismology in discussions on the Share Exchange and in discussions and negotiations with IHI is considered essential, Mr. Saito is supposed to participate, as one of the project leaders, in discussions on the Share Exchange and in discussions and negotiations with IHI. However, we believe that the discussion system has no problem in terms of independence, since Mr. Saito’s presence is kept under control by appointing Mr. Kazuo Tanimoto, a director who has no interest in IHI, as another project leader, and since the Special Committee monitors the project team by receiving a report on its activities from time to time.

Similarly, in the project team in charge of discussing the Share Exchange and discussing and negotiating with IHI, the involvement of those of the team members who are secondees from IHI is limited to a bare minimum in order to eliminate the issue of structural conflicts of interest as much as possible, and activities which are likely to be affected by the issue of structural conflicts of interest, such as developing the Business Plan and discussing and negotiating with IHI, are assigned to team members who are not secondees from IHI.

(c) Approval of All of the Company’s Non-interested Directors and “No Objection” Opinion of All of the Company’s Non-interested Auditors

At the Company’s Board of Directors meeting held on May 13, 2021 at which the proposal for the Share Exchange was resolved, the implementation of the Share Exchange was deliberated and resolved unanimously by all four of the seven directors of the Company, after excluding three directors, namely, Mr. Masataka Ikeyama, Mr. Hideo Kitsuda, and Mr. Tadashi Kato in order to eliminate the issue of conflicts of interest between these directors and general shareholders of the Company, because Mr. Masataka Ikeyama is from IHI and Mr. Hideo Kitsuda is from IHI and IHI Aerospace, and because Mr. Tadashi Kato concurrently serves as IHI’s Manager of the Smart Work Empowerment Division, the Intelligent Information Management Headquarters. These three directors, namely, Mr. Masataka Ikeyama, Mr. Hideo Kitsuda, and Mr. Tadashi Kato, did not participate in the deliberation on the Share Exchange at the Board of Directors meeting, nor have they participated in discussions and negotiations on the Share Exchange on behalf of the Company.

In addition, all of the auditors who attended the aforementioned Board of Directors meeting (i.e., the three attending auditors two of whom were external auditors out of the four auditors) expressed an opinion that they had no objection to the resolution described above. Please note that Mr. Soichi Isomoto, an auditor of the Company concurrently serving as IHI’s Manager of the Corporate Planning Division, did not participate in any way in the deliberation at the aforementioned Board of Directors meeting but refrained from expressing his opinion with respect to the resolution adopted at the aforementioned Board of Directors meeting.

(d) Securing Opportunities for Other Potential Acquirers to Offer Acquisition

The Company allows 29 business days from the announcement of the Share Exchange to the Company’s ordinary shareholders meeting to which the proposal for approval of the Share Exchange Agreement will be submitted. This secures a time for the shareholders of the Company to make an appropriate decision after fully considering whether or not the Share Exchange should be implemented and whether the terms and conditions of the Share Exchange are appropriate, as well as securing opportunities for potential acquirers other than IHI to make a hostile takeover bid. In addition, IHI and the Company have made no agreement that would restrict the Company’s contact with potential hostile acquirers, which again secures opportunities to make proposals for a hostile takeover.

(3) Matters Concerning the Reasonableness of the Amounts of Capital and Reserves of IHI

Which Is Becoming the Parent Company in the Share Exchange

The amounts by which the capital and reserves of IHI will increase as a result of the Share Exchange are amounts to be separately and appropriately determined by IHI pursuant to the provisions of Article 39 of the Rules of Corporate Accounting.

The Company has concluded that these amounts are reasonable as they are determined within the limits set by law, by comprehensively taking into account IHI’s financial condition, capital strategy, and other circumstances.

4. Information That Should Serve as References Regarding Consideration for the Share Exchange

(1) Provisions of IHI’s Articles of Incorporation

Pursuant to the provisions of applicable law and Article 17 of the Company’s Articles of Incorporation, IHI’s Articles of Incorporation are published on the Company’s Internet website (https://www.meisei.co.jp/ir/).

(2) Matters Concerning Methods of Conversion of Consideration for the Share Exchange into Cash

(A) Markets on Which Consideration for the Share Exchange May Be Traded

IHI Stock is traded on the First Section of the Tokyo Stock Exchange, the First Section of the Nagoya Stock Exchange, the Sapporo Securities Exchange, and the Fukuoka Stock Exchange.

(B) Entities Serving as Brokers, Agencies or Agents in Trading of Consideration for the Share Exchange

Financial instruments business operators (i.e., securities companies) across Japan serve as brokers, agencies, etc. in trading of IHI Stock.

(C) Details of Restrictions (If Any) on Transfer or Any Other Aspect of Consideration for the Share Exchange

Not applicable.

(3) Matters Concerning Market Price (If Any) of Consideration for the Share Exchange

The average closing prices of IHI Stock on the First Section of the Tokyo Stock Exchange for the one-month, three-month, and six-month periods preceding the business day immediately before the date of announcement of the Share Exchange (May 13, 2021) were 2,185 yen, 2,157 yen, and 2,006 yen, respectively.

The latest market price and other information on IHI Stock is available on the Tokyo Stock Exchange’s website (https://www.jpx.co.jp/), among other sources.

(4) Status of IHI’s Balance Sheets for the Fiscal Years Ending Within the Past Five Years

This information is omitted, since IHI submitted a securities report for each of these fiscal years pursuant to the provisions of Article 24, paragraph (1) of the Financial Instruments and Exchange Act.

5. Matters Concerning the Reasonableness of Treatment of Stock Acquisition Rights in the Share Exchange

This is not applicable as the Company has not issued any stock acquisition rights or bonds with stock acquisition rights.

6. Matters Concerning Financial Statements

(1) Details of IHI’s Financial Statements for Its Last Fiscal Year

The details of IHI’s financial statements for its last fiscal year (ended March 2021) are published on the Company’s website (https://www.meisei.co.jp/ir/) pursuant to the provisions of applicable law and Article 17 of the Company’s Articles of Incorporation.

(2) Disposal of Important Assets, Assumption of Material Obligations, and Other Events Having a Material Impact on the Company’s Financial Condition Occurring after the Last Day of the Last Fiscal Year

(A) Company

a. At its Board of Directors meeting held on May 13, 2021, the Company adopted a resolution to implement the Share Exchange with IHI, the consolidated parent company of the Company, as a result of which IHI would be the wholly-owning parent company in the share exchange and the Company would be the wholly-owned subsidiary in the share exchange, and the Company executed the Share Exchange Agreement. The Share Exchange is scheduled to take place effective as of August 1, 2021, after being approved by a resolution at the Company’s ordinary shareholders meeting scheduled to be held on June 23, 2021. The terms and conditions of the Share Exchange Agreement are as described in “2. Overview of the terms and conditions of the Share Exchange Agreement” above.

b. The Company plans to cancel, effective as of immediately before the Base Time and by a resolution adopted at its Board of Directors meeting to be held no later than the day before the effective date of the Share Exchange, all of the treasury shares held by it (including any shares that may be acquired through a share purchase in response to a share purchase demand made under the provisions of Article 785, paragraph (1) of the Companies Act) immediately before the Base Time.

(B) IHI

a. At its Board of Directors meeting held on May 13, 2021, IHI adopted a resolution to implement the Share Exchange with the Company, the consolidated subsidiary of IHI, as a result of which IHI would be the wholly-owning parent company in the share exchange and the Company would be the wholly-owned subsidiary in the share exchange, and IHI executed the Share Exchange Agreement. The Share Exchange is scheduled to take place effective as of August 1, 2021, after being approved by a resolution at the Company’s ordinary shareholders meeting scheduled to be held on June 23, 2021. The terms and conditions of the Share Exchange Agreement are as described in “2. Overview of the terms and conditions of the Share Exchange Agreement” above.

b. On May 13, 2021, IHI transferred the land and building of its former Headquarters Representative’s Office, Aichi District (including fixed assets attached to the land and building), located at and around 11-1, Kitahama-cho, Chita-shi, Aichi, with an area of approximately 119,000 tsubo), to Oono Associates Inc. IHI will post a gain of approximately 1.6 billion yen from this transfer.

c. On May 14, 2021, IHI transferred the ownership of a leased real property owned by IHI (located at Showa-machi, Kanazawa-ku, Yokohama-shi, with an area of approximately 8,100 tsubo) to a non-financial corporation in Japan. IHI will post a gain of approximately 5.5 billion yen from this transfer.

Agenda	Item No. 2: Appropriation of Surplus

With the understanding that providing stable returns to shareholders is the most important task of the Company, the Company has a basic policy of distributing profits by taking its earnings conditions into account, while striving to establish strong management foundations and reinforce its financial basis in order to withstand changes in the market environment.

Based on this basic policy, the Company proposes the following year-end dividend:

(1) Type of assets to be distributed

Money

(2) Details of allocation and total amount of assets to be distributed

Seven (7) yen per share of the Company’s common stock

In this case, the total amount to be distributed will be 92,901,312 yen.

(3) Effective date of the appropriation of surplus

June 24, 2021

Agenda	Item No. 3: Omitted
Agenda	Item No. 4: Omitted